Exhibit 3.1

FIRST AMENDMENT TO BYLAWS

OF

DCT INDUSTRIAL TRUST INC.

The Bylaws of DCT Industrial Trust Inc.(“the Bylaws”), are hereby amended as follows:

Section 2.2 of the Bylaws is deleted in its entirety and replaced with the following:

2.2 Annual Meeting. An annual meeting of the stockholders for the election of Directors and the transaction of any business within the powers of the Company shall be held on a date and at the time set by the Board of Directors at a convenient location and on proper notice. Failure to hold an annual meeting does not invalidate the Company’s existence or affect any otherwise valid acts of the Company.

Except as herein amended, the provisions of the Bylaws shall remain in full force and effect.

AS APPROVED BY THE BOARD OF DIRECTORS: February 3, 2011